Exhibit 99.7

INFOSYS US ANALYST MEET
OPEN HOUSE
November 4, 2011

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, CEO and MD

V. Balakrishnan
CFO and Member of the Board

Steve Pratt
Head – Consulting and Systems Integration and Member, Executive Council

Basab Pradhan
Head – Global Sales, Marketing & Alliances and Member, Executive Council

Sanjay Purohit
Head – Products, Platforms and Solutions

INVESTORS

Moshe Katri
Cowen & Company

Vasu Kasibhotla
Trilogy Global Investors

Joe Foresi
Janney Montgomerry

Manish Goyal
TIAA CREF

Sanil Daptardar
Sentinel Asset Management

Puneet Jain
JP Morgan

Ed Caso
Wells Fargo

Sandeep Mahindroo

Just a quick introduction. I think most of the members have been here. You have seen them during the day. We also have Pravin Rao sitting in the far corner, right side of the podium. He heads Retail, CPG, Logistics and Life Sciences verticals for Infosys and we also have Basab who heads the Global Sales and Marketing Operations for the company. Thanks. We will start the open house now.

Moshe Katri

Thanks. Maybe we can shift a bit more and talk about the demand environment and we are getting closer to December. I think it will be helpful if you kind of share with us some of the key factors that are getting from clients regarding the budget cycle, when do we get some visibility into next year’s budgets? And then maybe just in general, what are you saying about IT budgets kind of up/down/ even compared to 2011?

S. D. Shibulal

As far as the demand goes, our guidance also reflects caution because we have given you a range. We have not seen any project cancellations or program cancellations. I think most of the programs and projects which are in flight are continuing. At the same time, we are seeing delays in decision making. People are taking longer to take decisions and also large investments are getting revisited. So we are seeing that. This year we expected evenly spend budgets over the four quarters and so far we have seen it and we expect to see that. When we enter a quarter usually visibility is somewhere between 94-96% and that has not really changed. When we look at next year we expect the budgets to close by end January or mid-February. We do not expect it to close by December. We are very much in touch with our clients, we are in very close relationships and very much in touch with our clients. If you read some of the analyst reports, we have seen predictions of maybe somewhere between 2-4% increase in the budgets. Our expectation is almost in the same range for a marginal improvement in the budget. But we expect it to close only by late-Jan or mid-February.

Moshe Katri

And then Bala just a question for you. You spoke about your ability to sustain margins in the long run and you cited you had some levers, I guess these are levers that we heard, we hear about a lot, pretty consistently. How much we have left in each one of these levers to kind of continue to use them to be able to sustain margins? I think that is a fairly relevant question

V. Balakrishnan

There are multiple levers. For example, if you take utilization, we are at 76% excluding trainees. Our comfort zone is 76-80%, at the peak we went to 81-82%. Similarly, onsite/offshore mix; when the world is so uncertain even if the budgets are cut, I think offshore as a proportion of the budget will go up. If that goes up, it will be beneficial for us. So there are multiple levers. Some of it we have to use at some point of time, that is what we have done in the past. The biggest lever you will have is on the revenue growth. If the revenue growth comes beyond 20-25%, your ability to sustain margins is very high. If we look at the cost structure, 55% of our revenues goes towards employee’s salaries. If the revenue growth does not come in, we do not need to increase the wages like in 2008. So I think the system will get adjusted automatically. We have a variable and flexible cost structures. We try to use some of the levers and if the revenue growth does not come through, the cost will not increase proportionately. To that extent our ability to maintain margin is very high. For example, in 2008 when the recession happened, we had the best margins in the industry. In fact, we improved the margins that year. We have to use some of these levers. We have a good cost structure, we have to manage it. I cannot tell you I am going to use this lever next quarter but we have still a lot of levers left.

S. D. Shibulal

We clearly believe that we need to run the corporation good in good times so that we can run it better in bad times, this is that exactly what we try to do. You have seen us do it in 2008. We are very well prepared to adjust to the environment. The levers, we have many of them. Bala touched upon some of them. We have onsite/offshore ratio, utilization, the service portfolio, customer portfolio, then we have a variable expense structure, scale benefits etc, so there are quite a few of them.

Vasu Kasibhotla

A question on your capital allocation philosophy. You have incubated consulting business last 8 years. You are incubating the product, platform business now. As an outsider looking in, I cannot really say whether the return on capital employed in the consulting business is superior or inferior to trust with the business. I am not sure what the return on capital employed on the product and the platform business would be. Can you talk a little bit about how you make those capital allocation decisions? The related question to that is, this is a little bit of hypothetical, if you were not incubating the consulting business over the last 8 years, how high your margins would happen and what is the drag because of the products and platform business on the margins right now?

S. D. Shibulal

Actually lot of this is hypothetical because if the corporation stands still, they will not exist in the long run. These are all very hypothetical because if corporations decide to stand still and stay where they are, they would not exist, especially in this industry where changes are a daily event. You really need to reinvent yourself literally every year. Investment is a part of life. We have to continuously invest in people, in process, in technology, in infrastructure, in building new capability. Every one of those questions which you are asking is relevant for every other service line which we built. It is not about consulting alone, when we built enterprise solutions, if we had not built it we will not have $1.2 bn in revenue. We have to continue to invest. We have to make those right choices. The important thing is what are the choices you are making? If you look at the last 12 years from a service perspective and a capability perspective, we invested in building end-to-end service capability as well as consulting capability. If you look at the next few years, we will have to invest. For example, we are investing in China. We took a decision to invest and build a campus there and we are in the process of building a campus, that will cost us probably $100 mn. From a strategic direction perspective, once you choose a strategic direction, you have to choose those right investments and make them. The result of that shows a year-on-year in the long run. I clearly believe that all the investments we have made in the last 12 years have yielded results and that is the reason why we are here. Bala can comment on the return on investments, the return on employed capital….

V. Balakrishnan

If there are no returns, we would not invest. We are not that foolish. First of all, if you look at consulting for example, we started the practice about six years back. Initial years it was under loss. But today the impact of consulting is very high. For example, between 2002 to now, our ADM pricing has fallen but our cost has gone up. If we have not grown consulting to 31% of our revenues, we would have more commoditized business, our margins would have got more impacted. So strategically it is a great investment. Initially, the returns were low. But over a longer period it is in the right direction and it enhances the return. Similarly, why we are getting into product solution and platforms? Because this industry has got a challenge on scaling up. The quality of input is bad. We have to delink revenue growth with manpower growth. It is very important for us to do this if we have to do the delinking. This is in the long run enhances the returns because it will be more profitable, because it is all transaction-based, not people-based. In initial years probably the returns could be lower but you should have the ability to absorb it. We have a flexible model, we have a portfolio of business which allows us to take some of this impact and still deliver better margins. The medium-to-long-term once it comes to a scale, it will definitely will be a high return business. Our focus is to handle a portfolio, making certain strategic changes at some point of time. It could impact in a short-term but medium-to-long-term, it is the right direction for the company to get high quality revenues.

Joe Foresi

…reading what is happening on the paper on a macro level, easy to believe that maybe it is not seasonally unusual to see that in December. Can you help us understand why it is taking place, you have specific visibility and contracts that are ramping now and why would that happen this late in the year as opposed to other years?

S. D. Shibulal

In the beginning of the year itself, we have said that this year we are expecting a more evenly spread year. In fact, we have said that right in the beginning given our knowledge of the client and what we have understood from the market. Our guidance is always a statement of fact. When we enter a quarter, we see visibility between 94-95%. We still have to build the other 5% during the quarter. That is important to remember. For the year we usually have visibility for about 60-65%, that is a ballpark number and not hard core number. When we give a guidance, as I said, it is a statement of fact, we have looked at all the current quarter details but on top of that usually at the end of the year, we narrow our range and we have not done that this quarter. We have given a wide range – 3.2 – 5.4 % which is a wide range which reflects the caution which we have regarding the situation, regarding the environment. It is cautious optimism. It is a reflection of the fact as we see it. It is where in line with what we talked about in the beginning that this year will be evenly spread year, but it is a range.

Joe Foresi

If you talk about the 3 pieces that Infosys 3.0 has, you got obviously the consulting work and now you have got the products platform. Isn’t bias if this plan is executed on towards the upside of margin profile because consulting is doing better than the consolidated company and the products platform should, as you delink it from human capital produce higher margins, so is it bias over the long-term to a higher margin profile?

S. D. Shibulal

First of all please remember that our strategies are usually about 6-8 years and it takes time to execute. It is a long-term strategy. It is not for next quarter or next to next quarter. Our strategies always are meant to do two things and fundamentally to provide superior financial performance. What is superior financial performance? As Bala said, it is not the biggest or the largest, it is actually to grow above the industry average from a growth perspective and to have leading margins. If not the leading margins one of the leading margins, but hopefully the leading margins. Our strategies are meant to do it. That is why we come up between strategies and as Bala said our previous strategies have allowed us to do it. Our current strategies are meant to do as you rightly asked to provide superior financial performance in the future which means above industry growth and one of the leading margin performance.

Participant

Just one last question, on the guidance side for the full year, I think this is the first time you have adjusted guidance for currency movement. What is the thought process on guidance going forward? Would you adjust upwards if there was a currency movement and why at this particular point?

S. D. Shibulal

I think first of all the movement has been substantial. That is one of the reasons we adjusted. Our guidance is on constant currency.

V. Balakrishnan

We give guidance and we also put the assumptions on currency. If rupee depreciates, it is beneficial. If the rupee appreciates, it will be negative to what we have guided. That is why we give the assumption of Rupee/Dollar. Typically, when we give a guidance, we take the quarter end rate to continue for the rest of the year. That is how we give guidance. So tomorrow if the Rupee goes to 45, it will impact our margins. If the Rupee goes beyond 50, it will be more positive to our margins. That is how you have to look at it

Manish Goyal

I have two questions. First, the management changes earlier this year, is there any change in your decision-making process at very top of the organization? Secondly, you have industry leading margins among your peer group, but your revenue growth has sort of trailed a few of them. Do you think you have maximized profit growth and looking at a year or two, do you think you can catch up a little bit more and get closer to your leading competitors in terms of top-line growth?

S. D. Shibulal

The first question, the Infosys philosophy is consensus-based decision-making. That has been our traditional philosophy for many years. We debate, we discuss, we arrive at a decision and once the decision is made, we move on. Then we work as a team. If there is a debate and a discussion or any disagreement, that is put behind once the decision is made, that is number one. Finally, the second point is from an organization perspective, all the final operating and strategic decisions are made by the CEO and the final decision maker is the CEO. Until that point, there are a lot of debates and discussions. There is no change in philosophy with the current management changes. Third point on that is we are moving towards more of a decentralized approach. You can clearly see it in Infosys 3.0. When we create these global industry verticals, we are moving towards mini P&L for the global industry verticals which means that they will have more autonomy, more empowerment and more decision-making within the unit. We clearly believe that is the right way to do because the size is getting larger, number one. Number two is they are closer to the client and they should have more ability to take critical decision. That is answer to the first question.

The second one is that our aspiration is to have superior financial performance which we define as above industry growth and profitability. We do not really believe that we can drop the margins and create growth. In fact, we are the pricing umbrella in many ways for the industry. I do not really believe that we can drop. Because if we drop the margins and create growth, I am sure everyone else will drop the margins. You may see a short-term spurt in growth but it will not be a long-term sustainable model. This means that we have to create quality revenue and that is where all these strategies and investments come in to picture. That is where we are making this path-breaking strategic decision. When we decided to build a strong enterprise solutions and consulting capability 12 years back, we knew that it was required because we could see it, if not 100% at least most of it saying that as we go along this path, you need to have all the capabilities and these things will happen. Similarly when we look at the next 10 years and industry challenges which I articulated, we believe that those are the realities and that is what these strategies are being put in place. Our focus will continue to create quality growth and superior financial performance.

Sanil Daptardar

You gave us a revenue number for consulting business about $2 bn, employee number about 25,000 employees, if I equate that it is about $80,000 for employees. Does it imply that you play in the low end of the consulting market. Do you have any kind of challenges to scale up that business and can you talk about that?

Steve Pratt

No, we do not play in the low end of the consulting market at all. We play at the top end of the consulting market. We are going after the most coveted, most important business transformation programs that are there anywhere, for the most important companies in the world. If you look at our client list it is the who’s who of the industry. As I said before, I think we just have a better business model that we can charge good, competitive rates sometimes even higher than our competitors’ onsite and offshore, but because we do more in lower cost location, the overall cost of the client is lower. For instance if you look at the management consulting organization, the average rate is $230 an hour average and of course it is much, much lower in lower cost location. There is a big difference between if you spend an hour at $230 an hour versus an hour that much lower than that. Our competitors do not have a mix right, they are struggling because they have the legacy of having most of their workforce being in the expensive places in the planet which drive their costs up. It does not drive their value up. We are working both ends. We are looking to be more cost-effective because the blended rate is lower and to offer more value which is the other thing, because the most expensive project is that the project the fails. Our focus is on getting the results to the client

Sanil Daptardar

Bala and you repeatedly mention about you will not be trading up margins for growth. Does it imply that you might be walking away from some business which might be initially low margin but it can be long-term in nature and that can be recurring in nature? Thanks.

S. D. Shibulal

Please remember that this has to be managed as a portfolio. There is no business which we will not walk away from if it is a terrible deal. It is definitely possible that we do walk away from deals where we clearly believe that it will not provide us the required financial metrics in the long-run. That doesn’t mean that it is a daily affair. For example, let us say you have a client which is a strategic client for you, then the rules which you apply maybe slightly different. You have to manage it as a portfolio, you need to manage clients it as a portfolio, you need to manage service lines as a portfolio deal. All of this have to be considered when you consider a deal. At certain point, we will say this does not make sense. This is a classic example of what we did with GE many years back. Because at certain point, it does not make sense. Actually, myself and Bala, I think I clearly believe what the IBM Chief once said, “Revenue without profit is a distraction”. We focus on quality revenue. We do walk way, it‘s not a daily affair and we will not do it with a strategic client because it is way too important. We also have ways in which we can improve our margin over a period of time. When we look at all of this, if we do not see anything in the long-run then, that is when the decision becomes more relevant.

Puneet Jain

About the decision delays that you talked about, is there any trend on kind of projects that have been delayed and are the number of delays materially higher than normal like you experienced since early 2008?

S. D. Shibulal

Actually, I think the delays we are seeing are of two kinds. On the discretionary decision, we see delays which are time-bound with more time being taken. On large decisions, it is more on the choice of the investments and when to do it. But it is very different from 2008. In 2008 the bigger problem was that the leadership was not stable at all. Shaji is sitting here, every time Shaji walked into a client, he had a different set of leaders to deal with. Those kinds of situations we are not seeing at this point in time. It is a slightly different kind of situation. But we are definitely seeing delays. The problem with delay is that when something does not close this month, then the start moves and it will have an impact on us.

Puneet Jain

Another question on Infosys 3.0, given you talked about verticalization and you have clearly defined your service mix. Has there been any change in your clients facing organization?

S. D. Shibulal

There have been some changes in the client sizing organization but none of the clients have been impacted. Very, very minimal number of clients have really seen any change on the ground. We had a structure where the delivery side and the client facing side was mixed. We have disaggregated that. If you look at it the client facing side is one layer which is disaggregated and the delivery side is the different layer. We are also increasing our breadth and depth in the client facing side. We are moving towards more and more client partners for our strategic clients. We have a new program in place which we call ‘Star Accounts’. Basab will talk about it and those accounts we are moving towards much more deeper and senior level relationships.

Basab Pradhan

We have identified a set of accounts which are not just some of our largest accounts but also are the highest potential accounts. They are about 50 of them. Over the next 2-3 years, we think it will go to 100 accounts. As a company we get the vast majority of our growth from select number of accounts which are hopefully these higher potential accounts which is the way we are selecting them. The idea of creating a program around these accounts is to be able to preferentially invest our management attention, focus and of course dollars into these accounts to spur growth where there is spend available to be able to do that. These are obviously some of the largest spenders on IT and as we all know IT spend does tend to aggregate at the top of every industry because they have bigger operating profits and bigger SG&A. The kind of investments we will make will be for instance, dedicated client partners with a certain profile, seniority, connections and industry experience. What we are hoping to achieve in this is like for instance, we spend something on marketing on these accounts is to be able to build relationship specifically with certain clients or CXOs or leaders within the client organization. If we spend something on supporting these accounts, it will give them more face time with clients. That is the way we are looking at the ‘Star Program’. It is an investment program with some of the highest potential accounts.

Vasu Kasibhotla

Bala, you discussed some of the levers on margins. One of the things that impacted your margins a couple of quarters ago was the wage pressure. Going back to 2008 and 2009 you had pretty benign wage pressure, attrition was pretty benign as well. Now the inflation in India is pretty stubbornly high. I know that you are just working through the wage increases, you and other participants in the industry have given just now but looking out the next fiscal year. Do you have the same visibility as in 2008, assuming that volumes were lower than expected, to control the wage pressures and your margins?

V. Balakrishnan

I think the wage increase next year could get moderated. Last year the industry came out of a recession and most of the players did not have enough capacity. When the growth came back, they were all scrambling for resources. That is why the attrition for the whole industry went up. As I said earlier, our attrition in the last one year has come down from 17% to 15%,it has dropped by 2%. I think now the industry is coming to a normal level and with all the uncertainty in the world where the growth in all the economies are going to be very slow for some years to come and there is so much of uncertainty in the global economic environment, I think the wage increase next year could get moderated. I do not know how much it will be, it will definitely not be 15-16% like what happened in 2010. It could come to a normal level, maybe 10-12% or slightly lesser than that.

Ed Caso

I was curious I have not heard much on the visa front both in the US and in Europe of late. Does that mean the things are starting to get calmer now or you and the industry have adjusted their model to a more challenged visa environment?

S. D. Shibulal

Actually, many of the matters related to Visa are subjudice. So I do not want to comment on those. If you look at our model today, if you look at the push we are doing in consulting and system integration, all this requires is global talent. Because I do not really believe that you can go into Germany and say to a retailer and say we will reform and rearchitect your business without local German talent. Over the last one year and even in the current year, there has been a lot of push in recruiting local talent. In any case, Infosys consulting has been recruiting entirely locally anyway. This year we will recruit a fair number of talent in US and a good number of talent in Europe. We also have country strategies in place in Germany and France where we are building front office capabilities. We have applied for visas even this year and we are not seeing any material change in the rejection rates.

Ed Caso

Has the visa situation impacted your ability to either get business, execute on business or impacted your margins in the last year?

S. D. Shibulal

We have a fair number of visas with us. So it does not materially impact us.

Ed Caso

The question is on China, you are making a big investment there. Is it to help multinationals go into China? Is it to help Chinese clients or is it as an outsourcing destination?

S. D. Shibulal

Actually it is the third one. One of the industry challenges which I articulated was that in the long run it will become more challenging to recruit a very large number of highly qualified talent in the long run. If you look at the only country other than India which has the scale to provide that kind of talent, it is China. Both countries produce 700,000 engineers every year. But the Chinese talent is not English speaking. Eventually we believe it will become English speaking but right now it is not. We started our operations in China about five years back and has been scaling it up year after year. Today, we have 3,300 people in China. We have centers in Shanghai, Dalian, Guang Zhou and an office in Beijing. This is continuation of that. This is predominantly for the global market. About 90% of the revenue comes from the global market, only about 10% from the local market at this point. It is a subsidiary; it is not a joint venture. We do get excluded from the PSU spend in China.

Sanil Daptardar

Sanjay, you have a large task to grow from 8% of revenues to 1/3 of infrastructure revenues. Have you identified the segments or the verticals where you want, which would be most profitable for your business for the next 3-5 years and what kind of deals you will have to make in order to grow that business. Can you give an approximate idea of the deal sizes that you might be intending for in the future?

Sanjay Purohit

Firstly, as we get into this area, there are potentially 2 models in which we would approach this. One is what is called as a typical idea-based model where you look at it as a funnel of ideas, shortlist, identify the ones that will make sense, develop it, market it but the way we are approaching this whole subject is what we call as the space play in operating model which is that you identify large spaces and understand what is the play of Infosys in that space and create a family of offerings that go after the spaces. For example, if you look at the area of retail fulfillment or if you look at the area of smart grid, these are by themselves large spaces not necessarily addressed by one individual product but are addressed by the family of products and platforms. When we look at racing ourselves towards that aspiration of being a third of business, the question is defining large spaces in which we need a family of products and platforms to go up. We have identified for ourselves by verticals, which are the large significant spaces that we will go for. We have some of the products, we have some platforms, there are many more that would need to be build obviously and that is the way we are approaching the whole thing. In terms of the deal size, it is an interesting question because like I said that in this space the deal size when it comes to platforms is a very different game, when it comes to products is that X times, 3x times, 4x times kind of a equation where you have a license component and you have services component and obviously if you have to make that kind of a play, the game sizes have to be significant, not only the deal of the license but the overall business that you get around a license of the product. But this is early days, still the deal sizes are fairly wide in range that we are seeing. But over time we expect to stabilize to a decent size per transaction business, if you will. But I still believe the deal size is second order question, the first order question is that if you have a family of products going up a space then what is the size that the family delivers in the context of a client situation rather than A product sell or A platform sells. That is the way we are approaching this. Space play and offerings is the way to look at by respective industry verticals.

Like I was answering to a previous question in the area of acquisition, essentially we are looking for acquisition which will give us a very high leverage, very high multiplication factor because of the core capability of that acquisition. It is not the size of the acquisition potentially but it is more what can it create because of the core intellectual property because this is an intellectual property-oriented game

Participant

You can go to an acquisition size more than a billion dollar or $2 bn kind of because you have just mentioned that the size of acquisition will be immaterial if the acquisition is very profitable for you.

Sanjay Purohit

The only thing you have to understand is that if you go for an acquisition of a billion dollar and it is good that you are asking a question which touches the hypothesis to that limit, the question is that can you get a 5x or 10x return on that. I do not see too many leveregable organizations around in the market of that size that you can buy and create a 5x or 10x acquisition leverage.

Sandeep Mahindroo

Okay, so with that we will end the open house.